June 15, 2012

Ms. Tia L. Jenkins

Senior Assistant Chief Accountant

U.S. Securities and Exchange Commission

Office of Beverages, Apparel and Mining

Washington, D.C. 20549-3561

Re:

American Learning Corporation

Form 10-K for Fiscal Year Ended March 31, 2011

Filed June 28, 2011

Form 10-Q for Fiscal Quarter Ended September 30, 2011

Filed November 14, 2011

Form 10-Q for Fiscal Quarter Ended December 31, 2011

Filed February 14, 2012

Supplemental Response Letter Dated April 12, 2012

File No. 000-14807

Dear Ms. Jenkins:

We received your subsequent comments letter dated June 8, 2012 (the “Subsequent Comments Letter”). In the Subsequent Comments Letter, you requested additional information based on your review of our supplemental response letter dated April 12, 2012 (the “Supplemental Response Letter”) to your follow up comments letter dated April 2, 2012. For purposes of our response, the terms “we,” “us,” “our,” “the Company” or any derivative thereof, shall mean American Learning Corporation.

The following sections and responses relate to the specific paragraphs listed in the Subsequent Comments Letter:

Form 10-K for Fiscal Year Ended March 31, 2011

Supplemental Response Letter dated April 12, 2012

Notes to Consolidated Financial Statements, page F-6

(2) Discontinued Operations, Page F-8

1.	We note your response to comment 3 in our letter dated April 2, 2012. You state that the fair value attributable to the Upstate Region was $70,000 and that such amount was considered to be immaterial. We note that you are permitting an error to remain on the balance sheet. Further, it appears to us that this amount of goodwill is material to the results of discontinued operations for the year ended December 31, 2011. Accordingly, it appears to us that you should amend the financial statements to write off the portion of goodwill that is attributable to the Upstate Region. Please revise.

Response:

In response to your comments, we will revise the consolidated financial statements for the year ended March 31, 2011 to write off the $70,000 of goodwill attributable to the Upstate Region. This revision will be reflected in our upcoming Form 10-K for the year ended March 31, 2012.

Form 10-Q for the six months ended September 30, 2011

Financial Statements, page 2

Statements of Operations, page 4

2.	You stated in prior Comment No. 7 that the results of discontinued operations for the nine months ended December 31, 2011 consisted of the active pursuit of accounts receivable recorded prior to the sale of the Upstate Region, some of which had been considered uncollectible, as well as the refund of funds received due to the denial of services provided within the Upstate Region. You stated in prior Comment No. 4 that accounts receivable were not included in the sale of the Upstate Region. If you retained these receivables, please explain why the effect of their collection would be classified as discontinued operations. Further, you appear to use the allowance method to account for uncollectible receivables based upon your disclosed accounting policies. If true, please explain why the effect of collecting receivables, including those previously written off, is recorded in the income statement. It appears to us that these transactions would only affect the balance sheet.

Response:

In accordance with the Purchase Agreement for the sale of the Upstate Region, the Company retained outstanding accounts receivable related to business conducted in the Upstate Region prior to the sale. The collection of certain accounts receivable due from municipalities in the Upstate Region was deemed highly unlikely as the services provided had previously been denied for payment. Accordingly, an allowance had been set up against these receivables, with a corresponding charge to operations. This charge was reported in Gain from Discontinued Operations in the Statements of Operations for all periods presented when the operations of the Upstate Region were reclassified because of the sale.

Subsequently, the Company was able to collect certain receivables from municipalities in the Upstate Region that were previously written off. All other accounts receivables related to the Upstate Region have been collected and an allowance for doubtful accounts is no longer required. As the initial write off had been reflected as a charge in the Discontinued Operations line item, the subsequent recovery was recorded as an income item in the Gain from Discontinued Operations line item as well.

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Form 10-Q for the nine months ended December 31, 2011

Financial Statements, page 2

Statements of Operations, page 4

3.	Please provide us with statement of operations for the nine months ended December 31, 2011 that presents the details of the results of the discontinued operation for this period. Please describe the nature and amount of each category of revenue recognized during this period.

Response:

During the nine months ended December 31, 2011, the Company collected two receivable balances from municipalities in the Upstate Region (as described in our response to item 2 above) totaling $31,851. In addition, the Company recorded additional expenses for workers compensation premiums related to clinicians who had performed services in the Upstate Region that had not been preciously expensed. As both items related to the Upstate Region, the net earnings of $27,817 were excluded from the loss from operating earnings on the consolidated statement of operations and presented as a gain from discontinued operations to prevent the results of continuing operations from being misleading.

Please contact me if you require any further information.

Respectfully submitted,

/s/ Gary J Knauer

Gary J. Knauer

Chief Financial Officer

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